

NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2025 Financial Results

September 30, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("Trilogy Metals", "Trilogy" or the "Company") announces its financial results for the third quarter ended August 31, 2025. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

				in thousands of dollars
	Three months ended		**Nine months ended**	
Selected expenses	**August 31, 2025**	August 31, 2024	**August 31, 2025**	August 31, 2024
	$	$	**$**	$
General and administrative	214	293	910	1,027
Investor relations	38	15	72	46
Professional fees	246	138	1,305	530
Salaries	251	158	774	527
Salaries and directors expense – stock based compensation	374	506	2,971	3,014
Share of loss on equity investment	891	624	2,236	2,019
Comprehensive loss for the period	(1,747)	(1,591)	(7,547)	(6,951)

For the three-month period ended August 31, 2025, we reported a net loss of $1.7 million compared to a net loss of $1.6 million for the three-month period ended August 31, 2024. The increase in comprehensive loss in the third quarter of 2025, compared to the same quarter in 2024, was primarily driven by site activities of Ambler Metals LLC ("Ambler Metals") – the Company's 50/50 joint venture with South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") – during the summer for environmental baseline work and the start of a core re-boxing program.

For the nine-month period ended August 31, 2025, we reported a net loss of $7.5 million, compared to a net loss of $7.0 million for the same period in 2024. The increase in net loss was primarily driven by higher regulatory expenses and legal fees related to the Company's base shelf prospectus and at-the-market program (the "ATM Program") and our share of losses from Ambler Metals for the environmental baseline and core re-boxing programs. These increases were partially offset by lower office expenses and higher interest income earned.

Project Update

During the month of July 2025, Ambler Metals completed a summer maintenance field program at the Bornite


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camp site. Along with routine maintenance, the team also conducted an environmental baseline program to gather data to support the eventual mine permitting applications. The field work was completed safely and successfully with no reportable or lost time incidents. The annual biomonitoring program was completed with the Alaska Department of Fish and Game and the annual metrological and hydrological station maintenance program was completed with Boreal Environmental Services, a leading environmental consulting firm based in Alaska. Ambler Metals also commenced a multi-year core re-boxing program which will ensure the stored drill core is protected for an extended period of time. The field program was completed on budget and on schedule. The cash position of Ambler Metals at the end of the third fiscal quarter is approximately $3.7 million and expenditure levels of $4.5 million are tracking close to budget for the year.

Liquidity and Capital Resources

During the nine-month period ending August 31, 2025, we used $2.7 million for operating activities. The majority of these funds was spent on corporate salaries, professional fees to complete the Bornite preliminary economic assessment, and the establishment of the base shelf prospectus and ATM Program along with related regulatory filing fees with the United States and Canadian securities commissions. In addition, the Company incurred annual listing fees for the NYSE American Exchange and the Toronto Stock Exchage during the first fiscal quarter. These cash outflows were partially offset by $0.2 million received in financing activities related to proceeds from the exercise of stock options.

As at August 31, 2025, we had cash and cash equivalents of $23.4 million and working capital of $23.4 million, which we define as current assets less current liabilities. There is sufficient cash on hand to fund the initial fiscal 2025 budget of $3.1 million, as well as the subsequently approved expenditures related to the base shelf prospectus and ATM Program.

To ensure sufficient liquidity in the future to support our operations, administration expenses and contributions for our share of Ambler Metals, we have an effective base shelf prospectus that allows for the future issuance, from time to time, of up to $50.0 million in securities. We have also established an ATM Program whereby we may, from time to time and at our discretion, offer and sell the common shares having an aggregate gross sales price of up to $25.0 million under the ATM Program at the prevailing market price at the time of sale. As at October 2, 2025, we have not utilized the ATM Program.

We believe our current cash position is sufficient to meet our working capital requirement for the next 12 months. Beyond the next year, future cash requirements may vary materially from current expectations. We may need to raise additional funds in the future to support our operations, administration expenses and our contributions for our share of Ambler Metals.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt

mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer

Phone: 604-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the ATM Program, perceived merit of properties, the sufficiency of cash for the next twelve months and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our assumptions with respect to those uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.